

U.S. Capital Advisors

USCA All Terrain Fund

4444 Westheimer Road, Suite G500, Houston, TX 77027, Tel. (713) 366-0500

2nd Quarter 2018



Allocation by Strategy [1]

- Cash/Other
- Long Fixed Income
- Long/Short Fixed Income
- Long Equity - Domestic
- Long Equity - International
- Long Equity - Global
- Long/Short Equity - MLP
- Long/Short Equity
- Event Driven
- Global Macro
- Managed Futures
- Multi-Strategy

Dear USCA All Terrain Fund Partners:

After the exciting first quarter – a sharp rise in stocks followed by a sharp drop – the second quarter was relatively boring. The world stock market (as measured by the MSCI World Index) gained 1.9% in the second quarter, bringing its year-to-date return for the first half of 2018 to 0.8%. Bonds (as measured by the Bloomberg Barclays Global Aggregate Index) didn't fare so well, as our central bank continued to raise rates while other major central banks around the world moved away from easy money policies; bonds fell 2.8% for the second quarter and are down 1.5% for the first half of 2018.

Against that backdrop the USCA All Terrain Fund has performed well. The Fund was up 1.7% for the second quarter and 1.4% for the first half of 2018. This compares favorably to our benchmark, a 60/40 blend of stocks and bonds (MSCI World Index/Bloomberg Barclays Global Aggregate Index), which was virtually unchanged both for the second quarter and the first half of 2018.



USCA All Terrain Fund Trailing Performance [2]

- USCA All Terrain Fund
- Global Equities
- Global Bonds
- 60/40 Blend

With stocks bouncing back from their pounding in February and March of 2018, domestic equity was the biggest contributor to our second quarter performance, adding 0.6% to the Fund's return on a 3.6% return on invested capital. The other major contributors were global macro, which until recently had been a laggard, and multi-strategy, contributing 0.4% (approximately 8.0% return on invested capital) and 0.3% (approximately 1.4% return on invested capital), respectively to the Fund's return for the quarter. The lone detractor for the quarter was international equity, which cost the Fund 0.2% and is now flat for the first half of 2018.

It is interesting to note that multi-strategy, our largest position and one of our most conservative, has moved this year from laggard to leader. For the first six months it has contributed nearly half of the Fund's return. It's not that this strategy has all of a sudden caught fire; it's just that it looks a lot more attractive on a relative

1. As of June 30, 2018. Please note that fund strategies and allocations are subject to change over time.
2. As of June 30, 2018. Performance shown is net of fund fees and expenses, and reflects the reinvestment of dividends and other investment income. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than original cost. Current performance may be higher or lower than the performance quoted. Please note that the fund commenced operations on July 1, 2015. Global Equities is measured by the MSCI World Index and Global Bonds is measured by the Bloomberg Barclays Global Aggregate Bond Index. Please see the strategy, index and statistic definitions at the end of this report.

Sources: USCA Asset Management LLC and the Portfolio Investments, Bloomberg, and eVestment Alliance, LLC.

basis when most other asset classes, especially stocks, are struggling. Of course, that's one of the main reasons for the Fund.

Top 10 Portfolio Positions	Size[3]	Strategy
1. Millennium	11.1%	Multi-Strategy
2. WMQS Global	9.2%	Long Equity - Global
3. Greenlight Masters	7.9%	Long/Short Equity
4. Brevan Howard	5.8%	Global Macro
5. York	5.6%	Long/Short Fixed Income
6. Blue Mountain	5.1%	Multi-Strategy
7. Corsair	5.1%	Long/Short Equity
8. SKBA	4.9%	Long Equity - Domestic
9. Black Diamond Arbitrage	4.5%	Event Driven
10. LKCM	4.5%	Long Equity - Domestic
Top 10 Portfolio Positions %	**63.6%**	
Total Number of Positions	**24**	

All Terrain now consists of 26 different funds, all of which have long histories of producing, by our gauge, high quality risk-adjusted performance. The Fund's 10 largest positions, led by Izzy Englander's Millennium Fund, comprise almost 64% of the Fund.

It continues to be our belief that investing in the stock market will grow increasingly challenging and that returns over the next several years will likely fall short of what we've seen over the past several years, even as risks rise. We have positioned the Fund accordingly, while maintaining the flexibility to reallocate as conditions dictate.

As always, if you have any questions, we encourage you to contact us any time.

Sincerely,

David Harris, CIMA and USCA Asset Management LLC

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3.   *As of June 30, 2018. Please note that fund positions and allocations are subject to change over time.*

Fund Description, Terms & Service Providers

The USCA All Terrain Fund seeks long-term risk-adjusted returns that are attractive as compared to those of traditional public equity and fixed income markets The fund pursues its investment objective using a multi-manager, fund-of-funds approach by investing predominantly in non-affiliated collective investment vehicles, including privately-offered investment funds commonly known as "hedge funds", and publicly traded funds, including exchange-traded funds and mutual funds, which utilize one or more investment or trading strategies, including, without limitation, long-only equity and/or fixed income, relative value, event driven, long/short equity and/or fixed income, managed futures, and global macro strategies

- **Minimum Investment**: $100,000
- **Subscriptions**: Monthly
- **Redemptions/Tenders**: Quarterly, subject to sole discretion of Board
- **Operating Expenses (including management fees)**: Capped at 1 75% per annum, subject to certain exceptions (please see prospectus for complete description of fees & expenses)
- **Eligibility**: Accredited Investors
- **Tax Reporting**: K-1 (note: Fund may generate UBTI)
- **Advisor**: USCA Asset Management LLC
- **Administrator**: U S Bancorp Fund Services
- **Custodian**: U S Bank National Association
- **Legal Counsel**: Thompson Hine

Index & Statistics Definitions

MSCI World Index The MSCI World Index is a broad global equity benchmark that represents large and mid-cap equity performance across 23 developed markets countries It covers approximately 85% of the free float-adjusted market capitalization in each country The index does not offer exposure to emerging markets

Bloomberg Barclays Global Aggregate Bond Index The Bloomberg Barclays Global Aggregate Bond Index is a flagship measure of global investment grade debt from twenty-four local currency markets This multi-currency benchmark includes treasury, government-related, corporate and securitized fixed-rate bonds from both developed and emerging markets issuers There are four regional aggregate benchmarks that largely comprise the Global Aggregate Index: the US Aggregate (USD300mn), the Pan-European Aggregate, the Asian-Pacific Aggregate, and the Canadian Aggregate Indices The Global Aggregate Index also includes Eurodollar, Euro-Yen, and 144A Index-eligible securities, and debt from five local currency markets not tracked by the regional aggregate benchmarks (CLP, MXN, ZAR, ILS and TRY) A component of the Multiverse Index, the Global Aggregate Index was created in 2000, with index history backfilled to January 1, 1990

60/40 Blend The 60/40 Blend represents the performance of a portfolio that consists 60% of the MSCI World Index and 40% of the Bloomberg Barclays Global Aggregate Index rebalanced monthly

Rate of Return (ROR) The compound geometric average return that assumes the same rate of return every period to arrive at the equivalent compound growth rate reflected in the actual return data

Strategy Definitions

Relative Value Relative value strategies attempt to take advantage of relative pricing discrepancies between various instruments, including equities, fixed income, options and futures Managers may use mathematical, fundamental or technical analysis to determine misvaluations Securities may be mispriced relative to an underlying security, related securities, groups of securities, or the overall market Relative value investments may be available only cyclically or not at all Furthermore, if assumptions used in the research and analysis of relative value investments are incorrect or if the model used to evaluate such investments is flawed, relative value strategies may be unsuccessful

Managed Futures Managed futures strategies involve speculative trading in futures, forwards and options thereon Managers may trade portfolios of instruments in U S and non-U S markets in an effort to capture passive risk premiums, and attempt to profit from anticipated trends in market prices These managers generally rely on either technical or fundamental analysis or a combination thereof in making trading decisions and attempting to identify price trends They may attempt to structure a diversified portfolio of liquid futures contracts, including, but not limited to, stock index, interest rate, metals, energy and agricultural futures markets Participation in a market that is either volatile or trendless could produce substantial losses for a fund Failure to identify trends or to exit a market position after a trend matures could also produce substantial losses for a fund

Event Driven Event-driven strategies are designed to profit from changes in the prices of securities of companies facing a major corporate event The goal of an event-driven strategy is to identify securities, which may include common or preferred stock as well as many types of fixed income, with a favorable risk-reward ratio based on the probability that a particular event will occur Such events include mergers and acquisitions as well as restructurings, spin-offs and significant litigation (e g , tobacco or patent litigation)

Global Macro   Global macro strategies typically seek to generate income and/or capital appreciation through a portfolio of investments focused on macro-economic opportunities across numerous markets and instruments   These strategies rely on the use of, among other things, cash and derivative markets, each of which bear their own risks, as well as certain assumptions about global macro-economic trends   There can be no assurance that such macro-economic assumptions will prove to be correct   Global macro managers may employ relative value, event driven, long/short and other strategies or trading approaches   Trading positions are generally held both long and/or short in both U S and non-U S markets   Global macro strategies are generally categorized as either discretionary or systematic in nature and may assume aggressive investment postures with respect to position concentrations, use of leverage, portfolio turnover, and the various investment instruments used

Long/Short Equity and Fixed Income   Long/short equity/fixed income strategies generally seek to produce returns from investments in the global equity and/or fixed income markets   These strategies are generally focused on absolute returns and the trades implemented in the strategy generally capitalize on the manager's views and outlooks for specific markets, regions, sectors, or securities   While these strategies involve both long and short positions in various equity and/or fixed income securities, the manager's positions will generally reflect a specific view about the direction of a market   Unlike traditional equity or fixed income funds, the directional view relates less to the absolute direction of the market and more toward the specific positions (longs versus shorts) held within a portfolio (nonetheless, a manager may take a directional position that relates to the absolute direction of the market)   In addition to making shifts in markets, regions, sectors or securities, managers have the flexibility to shift from a net long to a net short position, but in general will maintain a net long exposure   An exception is for those managers that are classified as short sellers, who maintain a consistent net short exposure in their portfolio, meaning that significantly more capital supports short positions than is invested in long positions (if any is invested in long positions at all)   Unlike long positions, which one expects to rise in value, short positions are taken in those securities the portfolio manager anticipates will decrease in value   Long/short equity/fixed income managers may be generalists or may specialize in various areas, including, but not limited to, market sectors, geographies, or a certain segment of the market   There can be no assurance that the valuation assumptions utilized in establishing a long and/or short position in a particular security will prove to be correct or that the strategy will be implemented correctly

Long Equity and Fixed Income   Similar to long/short equity and/or fixed income described above, managers employing this strategy generally do not engage in short selling or hedging of the market risks associated with their investments, but rather inherent in these strategies is the risk associated with the equity and/or fixed income markets as a whole, in addition to the risks described in "Long/Short Equity and Fixed Income" described above   In certain instances, a manager may raise cash as a means of taking a negative view on the market in an attempt to mitigate a portion of the market risk associated with this strategy

Multi-Strategy   Multi-strategy funds generally employ some or all of the strategies described above

The descriptions above reflect the current expectations regarding the strategies that may be used by the funds in which the Fund is invested   Managers have significant latitude when managing these funds and could make changes to these strategies, or the way they are implemented

Risk Disclosure Statement

An offer can only be made by the prospectus and only in jurisdictions in which such an offer would be lawful. The prospectus contains important information concerning the investment objective, risk factors, expenses and other material aspects of the USCA All Terrain Fund to carefully consider, and must be read carefully before a decision to invest is made. Please contact USCA Asset Management at (713) 366-0500 to obtain a free copy of the prospectus. Any person subscribing for an investment must be able to bear the risks involved and must meet the fund's suitability requirements   Some or all alternative investment programs may not be suitable for certain investors   No assurance can be given that the fund's investment objectives will be achieved   Among the risks we wish to call to the particular attention of prospective investors are the following:

- The fund is a closed-end, non-diversified management investment company
- **A fund investment is speculative and involves a substantial degree of risk.**
- **Past results are not necessarily indicative of future performance, and performance may be volatile.**
- An investor could lose all or a substantial amount of his or her investment
- The fund is highly illiquid   There is no secondary market for the investors' interest and none is expected to develop
- No shareholder has the right to require the Fund to redeem its shares   Redemptions are available only through quarterly repurchase offers made at the discretion of the Board
- Fees and expenses will offset the fund's trading profits
- The fund will involve a complex tax structure, which an investor should review carefully with its tax advisor before investing
- The fund is not required to provide periodic pricing or valuation information to investors with respect to its individual investments
- Some of the underlying funds are not subject to the same regulatory requirements as mutual funds
- A limited portion of the trades executed may take place on foreign markets
- The fund is subject to conflicts of interest

Please review the "Risk Factors" and "Conflicts of Interest" sections of the prospectus